June 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mariam Mansaray, Esq.

Re:	BYND Cannasoft Enterprises Inc.
Registration Statement on Form F-3 (File No. 333-272374)
Filed June 2, 2023

Ladies and Gentlemen:

BYND Cannasoft Enterprises Inc. (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the above-referenced Registration Statement of the Company be declared effective under the Securities Act, at 4.00 P.M., Eastern Time, on Wednesday, June 14, 2023, or as soon thereafter as practicable.

Please contact Louis A. Brilleman at (212) 537-5852 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

BYND Cannasoft Enterprises Inc.

/s/ Yftah Ben Yaackov
Yftah Ben Yaackov
Chief Executive Officer